                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9 )*


                          TRIANGLE PACIFIC CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock,  par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   895912 10 3
                                 ---------------
                                  (CUSIP Number)


 Michael E. Cahill, Esq.                  (213) 244-0000
 Managing Director & General Counsel      865 South Figueroa Street, Suite 1800
 The TCW Group, Inc.                      Los Angeles, California  90017
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 15, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 2   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     THE TCW GROUP, INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Nevada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                1,659,099
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   3,564,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   1,659,099
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,564,854
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,223,953
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     35.62%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 3   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TRUST COMPANY OF THE WEST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                482,532
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   482,532
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     482,532
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.29%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 4   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TCW ASSET MANAGEMENT COMPANY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,176,567
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   3,564,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   1,176,567
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,564,854
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,741,421
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     32.33%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 5   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TCW SPECIAL CREDITS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable.
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                  991,743
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                     991,743
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       991,743
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.76%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 6   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     OAKTREE CAPITAL MANAGEMENT LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                203,271
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   3,564,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   203,271
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,564,854
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,683,613
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.12%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 7   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TCW SPECIAL CREDITS FUND III b
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                339,709
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   339,709
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     339,709
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.31%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 8   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   3,564,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   3,564,854
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,564,854
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.31%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 9   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TCW SPECIAL CREDITS TRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                337,717
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   337,717
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     337,717
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.30%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 895912 10 3            SCHEDULE 13D             Page 10   of 23  Pages
          -----------                                         ---     ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TCW SPECIAL CREDITS TRUST III b
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                144,815
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   144,815
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     114,815
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.99%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Triangle Pacific Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 16803 Dallas Parkway, Dallas, Texas 75248.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

   (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

   (2) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

   (3) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

   (4) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

   (5) TCW Special Credits Fund IIIb ("Fund IIIb"), of which Special Credits is the general partner;

   (6) TCW Special Credits Fund V - The Principal Fund, a California limited partnership of which TAMCO is the general partner ("Principal Fund");

   (7) Two California collective investment trusts, TCW Special Credits Trust and TCW Special Credits Trust IIIb (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee; and

   (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), manager of the Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree.

Special Credits, Special Credits Trusts and Fund IIIb are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, the Special Credits Entities and the Principal Fund are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of third party accounts which invest in similar securities as the Special Credit Entities (the "Special Credits Accounts"), and Oaktree is also the investment manager of other third party accounts which hold shares of the Issuer's Common Stock (the "Oaktree Accounts").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors, including the Principal Fund. Special Credits provides investment advice and management services to Fund IIIb and Special Credits Accounts. Fund IIIb is an investment partnership which invests in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The Principal Fund is a limited partnership which invests in entities in which there is a potential for the Principal Fund to exercise significant influence over such entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The Special Credits Entities and the Special Credits Accounts continue to be managed by Special Credits whose general partners include TAMCO and four of the Principals of Oaktree. Pursuant to a subadvisory agreement between TAMCO and Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), the Principal Fund is managed by Oaktree, whose business address is 550 South Hope Street, Suite 2200, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.

(a)-(c) & (f)
(i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Vice Chairman of the Board
Marc I. Stern            President
Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.    Executive Vice President
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance &
                         Administration
Marc I. Stern            Director, Executive Vice President, Managing Director
                         & Chief Investment Officer - International
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.    Director & Vice Chairman of the Board
Marc I. Stern            Director, Vice Chairman of the Board & Chief
                         Investment Officer - International
Ernest O. Ellison        Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.       Director, Executive Vice President, Finance &
                         Administration
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary
Hilary G.D. Lord         Senior Vice President, Chief Compliance Officer &
                         Assistant Secretary

  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

    (v) Special Credits is the sole general partner of Fund IIIb. See information in paragraph (iv) above regarding Special Credits and its general partners.

   (vi) TAMCO is the sole general partner of the Principal Fund. See information in paragraph (iii) above regarding TAMCO and its executive officers and directors.

  (vii) The members and executive officers of Oaktree and the portfolio managers of Fund IIIb, the Special Credits Accounts and the Principal Fund are listed below. The principal address for each member and executive officer of Oaktree and each Portfolio Manager of the Fund is 550 S. Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members
------------------------------
Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry Keele              Principal
David Kirchheimer        Managing Director and Chief Financial and
                         Administrative Officer
Kenneth Liang            Managing Director and General Counsel

Portfolio Managers
------------------
Stephen A. Kaplan        Senior Managing Director
Bruce A. Karsh           President and Principal

(d)-(e)
During the last five years, neither TCWG, TCW, TAMCO, the Special
Credits Entities, the Principal Fund, Oaktree, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Fund acquired 25,068, 350,951 and 8,022 shares of the Issuer's Common Stock on February 13, February 15 and, February 23, respectively. Approximately $413,622, $5,790,691 and $131,987 respectively, from the working capital of the Principal Fund were used by the Principal Fund to acquire such shares of Common Stock.

Special Credits distributed to its general partners and certain officers of the TCW Related Entities and of Oaktree, effective February 9, 1996, (i) a total of 2,961 shares of the Issuer's Common Stock that were distributed in-kind to Special Credits on February 9, 1996 on a pro rata basis pursuant to the terms of the Limited Partnership Agreement of TCW Special Credits Fund III ("Fund III"), and (ii) a total of 370,085 shares of the Issuer's Common Stock distributed in-kind to Special Credits on February 9, 1996 as an incentive payment for managing the assets of Fund III. Of the total of 373,046 shares of the Issuer's Common Stock distributed by Special Credits, 174,937, 67,131, 41,077, 41,617 and 22,378 shares were distributed in-kind to TAMCO, Bruce A. Karsh, David Richard Masson, Howard S. Marks and Sheldon
M. Stone, respectively.

Special Credits distributed in-kind 84,512 shares of the Issuer's Common Stock to a separate account client of Special Credits, effective March 1, 1996, in liquidation of the client's separate account. In addition, Special Credits distributed to its general partners and to certain officers of the TCW Related Entities and of Oaktree, effective March 1, 1996, a total of 21,128 shares of the Issuer's Common Stock distributed in-kind to Special Credits effective March 1, 1996 as an incentive payment for managing assets of a third party separate account. Of the total of 21,128 shares distributed by Special Credits, 9,887, 3,802, 2,327, 2,366 and 1,267 shares were distributed in-kind to TAMCO, Bruce A. Karsh, David Richard Masson, Howard S. Marks and Sheldon M. Stone, respectively.

ITEM 4. PURPOSE OF TRANSACTION

The Principal Fund acquired the shares of the Issuer's Common Stock for investment purposes. Based on continuing evaluation of the Issuer's business and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of the Issuer's Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Oaktree, Special Credits and the other TCW Related Entities have indicated to the Issuer that they may purchase more shares, but have made no formal proposals which relate to or would result in any of the matters described in Items 4
(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, Oaktree, Special Credits and the other TCW Related Entities have not excluded the possibility of considering such matters in the future or formulating a plan with respect to such matters subject to applicable law, and, from time to time, Oaktree, Special Credits or such other TCW Related Entities may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Amendment No. 9 to Schedule 13D, Fund IIIb beneficially owns 339,709 shares of the Issuer's Common Stock which is approximately 2.31% of the outstanding shares of the Issuer's Common Stock; Special Credits, as the general partner of Fund IIIb and the investment manager of the Special Credits Accounts may be deemed to beneficially own 837,514 shares of the Issuer's Common Stock which is approximately 5.71% of the outstanding shares of the Issuer's Common Stock and Special Credits for its own account beneficially owns 154,229 shares of the Issuer's Common Stock (the "Special Credits Shares") which is approximately 1.05% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 9 to Schedule 13D, TCW Special Credits Trust beneficially owns 337,717 shares of the Issuer's Common Stock which is approximately 2.30% of the outstanding shares of the Issuer's Common Stock; and TCW Special Credit Trust IIIb beneficially owns 144,815 shares of the Issuer's Common Stock which is approximately 0.99% of the outstanding shares of the Issuer's Common Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 482,532 shares of the Issuer's Common Stock which is approximately 3.29% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 9 to Schedule 13D, the Principal Fund beneficially owns 3,564,854 shares of the Issuer's Common Stock, which is approximately 24.31% of the outstanding shares of the Issuer's Common Stock.

TAMCO, as the managing partner of Special Credits and the general partner of the Principal Fund may be deemed to beneficially own shares of the Issuer's Common Stock held by the Special Credit Entities, Special Credit Accounts, and the Principal Fund, all of which constitutes 4,741,421 shares or approximately 32.33% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 5,223,953 shares of the Issuer's Common Stock (approximately 35.62% of the outstanding shares of the Issuer's Common Stock). TCWG, TCW, TAMCO and Special Credits (except for the 154,229 Special Credits Shares beneficially owned by Special Credits for its own account) each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person or entity is the beneficial owner of any securities covered by this Statement.

Oaktree, pursuant to the subadvisory agreement with TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock held by the Principal Fund, all of which constitutes 3,564,854 shares or approximately 24.31% of the outstanding shares of the Issuer's Common Stock. Bruce A. Karsh, David Richard Masson, Howard S. Marks and Sheldon M. Stone individually own 124,356, 75,997, 61,894 and 41,401 shares of the Issuer's Common Stock, respectively. Oaktree and each of the foregoing individuals disclaims ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person or entity is the beneficial owner of any securities covered by this statement.

  (b) Special Credits, as the sole general partner of Fund IIIb, has discretionary authority and control over all of the assets of Fund IIIb pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by Fund IIIb. In addition, Special Credits, as the investment manager of the Special Credits Accounts has the discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreement relating to such accounts including the power to vote and dispose of 497,805 shares of the Issuer's Common Stock held in the name of the Special Credits Accounts. In addition, Special Credits has the sole authority to vote and dispose of the 154,229 Special Credit Shares beneficially owned by Special Credits for its own account. Therefore, Special Credits has the power to vote and dispose of 991,743 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose the shares of Issuer's Common Stock held by Special Credits referenced above. In addition, TAMCO, as general partner of the Principal Fund has discretionary authority and control over all of the assets of the Principal Fund pursuant to the limited partnership agreement for such limited partnership. Therefore, TAMCO has the power to vote and dispose of 4,741,421 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 482,532 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 5,223,953 shares of the Issuer's Common Stock.

Oaktree, as the fund manager of the Principal Fund pursuant to the subadvisory agreement between TAMCO and Oaktree, may be deemed to have the power to vote and dispose of certain of the shares of the Issuer's Common Stock that the Principal Fund has power to vote and dispose. In addition, Oaktree, as the investment manager of the Oaktree Accounts, has the discretionary authority and control over all of the assets of the Oaktree Accounts pursuant to the investment management agreements relating to such accounts, including the power to vote and to dispose of 203,271 shares of the Issuer's Common Stock held in the name of the Oaktree Accounts. Therefore, Oaktree has the power to vote and dispose of 3,683,613 shares of the Issuer's Common Stock.

  (c) Except for the transactions by the Principal Fund, Special Credits and TAMCO described herein, neither Oaktree nor any of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors or general partners has effected transactions involving the Issuer's Common Stock during the period since the filing of Amendment No. 8 to Schedule 13D filed on behalf of the TCW Related Entities and Oaktree.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of Fund IIIb, receives a fee for managing all the assets of Fund IIIb. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of each Special Credits Account. Fund IIIb and the Special Credits Accounts have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to partnership and account to account. Certain of the Oaktree Accounts have similar investment strategies of investing in financially distressed entities, while one of the Oaktree Accounts has an investment strategy of investing in high-yield debt instruments but also contributed shares of the Issuer's Common Stock to the account at the inception of its management by Oaktree.

TAMCO, as general partner of the Principal Fund, receives a management fee for its management of the Principal Fund. Pursuant to a subadvisory agreement between TAMCO and Oaktree, the Principal Fund is managed by Oaktree, who receives a portion of the management fee received by TAMCO. The Principal Fund's investment strategy is to invest in entities in which there is a potential for the Principal Fund to exercise significant influence over management. In addition, Oaktree, as investment manager of the Oaktree Accounts, receives management fees or incentive fees for managing the assets of each Oaktree Account.

TCW, as trustee of Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to Fund IIIb and Special Credits Accounts in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities and Special Credits Accounts, and the Principal Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1.1- Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Triangle Pacific Corporation dated as of July 19, 1995.

                                    SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 1st day of  March, 1996.

THE TCW GROUP, INC.


_______________________________________
Michael E. Cahill
Managing Director and General Counsel

TRUST COMPANY OF THE WEST


_______________________________________
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


_______________________________________
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


________________________________________
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IIIb


_________________________________________
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND


_________________________________________
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW Special
Credits Fund V - The Principal Fund

TCW SPECIAL CREDITS TRUST


_________________________________________
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIb


_________________________________________
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust IIIb

OAKTREE CAPITAL MANAGEMENT, LLC


_________________________________________
Kenneth Liang, Managing Director and
General Counsel

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                                  HAROLD R. FRANK
Former Chairman & CEO                            Chairman of the Board
Southern California Edison                       Applied Magnetics Corporation
2244 Walnut Grove Blvd.                          75 Robin Hill Rd.
Rosemead, CA  91770                              Goleta, CA  93017

JOHN M. BRYAN                                    CARLA A. HILLS
Partner                                          1200 19th Street, N.W.
Bryan & Edwards                                  5th Floor
600 Montgomery St., 35th Floor                   Washington, DC  20036
San Francisco,  CA 94111

ROBERT A. DAY                                    DR. HENRY A. KISSINGER
Chairman of the Board,                           Chairman
Chairman and Chief Executive Officer             Kissinger Associates, Inc.
Trust Company of the West                        350 Park Ave., 26th Floor
200 Park Avenue, Suite 2200                      New York, NY  10022
New York, New York  10166

DAMON P. DE LASZLO, ESQ.                         KENNETH L. LAY
Managing Director of Harwin                      Enron Corp.
Engineers S.A., Chairman & D.P.                  1400 Smith Street
Advisers Holdings Limited                        Houston, TX  77002-7369
Byron's Chambers
A2 Albany, Piccadilly                            MICHAEL T. MASIN, ESQ.
London W1V 9RD - England                         Vice Chairman
(Citizen of United Kingdom)                      GTE Corporation
                                                 One Stamford Forum
                                                 Stamford, CT  06904

WILLIAM C. EDWARDS                               EDFRED L. SHANNON, JR.
Partner - Bryan & Edwards                        Investor/Rancher
3000 Sand Hill Road, Suite 190                   1000 S. Fremont Ave.
Menlo Park, CA  94025                            Alhambra, CA  91802

ERNEST O. ELLISON                                ROBERT G. SIMS
Vice Chairman                                    Private Investor
Trust Company of the West                        11828 Rancho Bernardo, Box 1236
865 South Figueroa St., Suite 1800               San Diego, CA  92128
Los Angeles, California 90017

                                  EXHIBIT INDEX


                                                                    Sequential
Exhibit                                                                Page
Number                             Description                        Number
-------                            -----------                      ----------
1.1        Agreement of TCW Related Entities regarding a joint
           Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Triangle Pacific Corporation dated as of July 19, 1995.